SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Independent Bank Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

45384B 106
(CUSIP Number)

LEP Carlile Holdings, LLC
650 Madison Avenue, 21st Floor
New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
LEP Carlile Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,933,495

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,933,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,933,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%*

14	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

*The percentage of the class was calculated based on 18,922,726 shares of Common Stock of the Issuer outstanding as of March 6, 2017 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2017 and 8,804,751 shares of Common Stock issued in connection with the Merger (as defined below).

1	NAME OF REPORTING PERSONS
Lee Equity Partners Realization Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,933,495

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,933,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,933,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%*

14	TYPE OF REPORTING PERSON
PN

*The percentage of the class was calculated based on 18,922,726 shares of Common Stock of the Issuer outstanding as of March 6, 2017 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2017 and 8,804,751 shares of Common Stock issued in connection with the Merger (as defined below).

1	NAME OF REPORTING PERSONS
Lee Equity Strategic Partners Realization Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,933,495

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,933,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,933,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%*

14	TYPE OF REPORTING PERSON
PN

*The percentage of the class was calculated based on 18,922,726 shares of Common Stock of the Issuer outstanding as of March 6, 2017 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2017 and 8,804,751 shares of Common Stock issued in connection with the Merger (as defined below).

1	NAME OF REPORTING PERSONS
Thomas H. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,933,495

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,933,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,933,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%*

14	TYPE OF REPORTING PERSON
IN

*The percentage of the class was calculated based on 18,922,726 shares of Common Stock of the Issuer outstanding as of March 6, 2017 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2017 and 8,804,751 shares of Common Stock issued in connection with the Merger (as defined below).

1	NAME OF REPORTING PERSONS
LEP Carlile Co-Investor Group I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,933,495

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,933,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,933,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%*

14	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

*The percentage of the class was calculated based on 18,922,726 shares of Common Stock of the Issuer outstanding as of March 6, 2017 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2017 and 8,804,751 shares of Common Stock issued in connection with the Merger (as defined below).

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Independent Bank Group, Inc., a Texas corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1600 Redbud Boulevard, Suite 400, McKinney, Texas, 75069-3257.

Item 2.	Identity and Background.

The members of LEP Carlile Holdings, LLC, a Delaware limited liability company (“LEP Carlile”) are Thomas H. Lee, Lee Equity Partners Realization Fund, L.P., a Delaware limited partnership  (“Lee Equity”), Lee Equity Strategic Partners Realization Fund, L.P., a Delaware Limited Partnership (“Lee Strategic”), and LEP Carlile Co-Investor Group I, LLC, a Delaware limited liability company (“Co-Investor”). LEP Carlile, Thomas H. Lee, Lee Equity, Lee Strategic, and Co-Investor are collectively referred to in this Statement as the “Reporting Persons.”

Lee Equity Partners Realization Fund GP, LLC, a Delaware limited liability company, is the general partner of Lee Equity and Lee Strategic (“General Partner”). Lee Equity Partners, LLC, a Delaware limited liability company (the “Investment Manager”) is the manager of LEP Carlile and Co-Investor and serves as the investment manager of Lee Equity and Lee Strategic. Voting and disposition decisions at the General Partner with respect to such securities are made by a majority in number of the General Partner’s managers, Thomas H. Lee, Benjamin A. Hochberg, Mark Gormley, Yoo Jim Kim, David J. Morrison, and Joseph B. Rotberg. Each of the managers disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

The principal business address and principal office address of each of the Reporting Persons is 650 Madison Avenue, New York, New York 10022. The name and present principal occupation or employment of each director and executive officer of the Reporting Persons (other than Thomas H. Lee) are as follows:

Name	Principal Occupation or Employment
Mark Gormley	Partner and Managing Director
Benjamin Hochberg	Partner and Managing Director
Yoo Jim Kim	Partner and Managing Director
David J. Morrison	Partner and Managing Director
Joseph B. Rotberg	Chief Financial Officer

Thomas H. Lee and each of the other above-listed individuals is a citizen of the United States of America.

During the last five years, none of the Reporting Persons, to the best of their knowledge, or any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The responses to Items 4, 5 and 6 of this Statement are incorporated herein by reference.

On November 21, 2016, the Issuer entered into an Agreement and Plan of Reorganization (the “Agreement”) with Carlile Bancshares, Inc., a Texas corporation (“CBI”), pursuant to which CBI would merge with and into the Issuer and Issuer would continue as the surviving entity (the “Merger”). On April 1, 2017, the Merger was completed.

Under the terms of the Agreement, the Issuer issued shares of Common Stock to the shareholders of CBI, including to the Reporting Persons, and paid cash to CBI option holders.  The number of shares of Common stock issued to CBI shareholders, including the Reporting Persons, was based upon aggregate merger consideration of $434 million divided by an agreed price of $47.40 per share of Common Stock, adjusted for the aggregate amount of cash to be paid to option holders.

On April 1, 2017, under the terms of the Agreement, the Issuer issued 8,804,751 shares of Common Stock, including 1,933,495 shares of Common Stock to the Reporting Persons, as consideration for all of the outstanding securities of CBI and paid $19.0 million in cash to cash out options to purchase shares of CBI common stock.

Among other things, the Issuer agreed to add three CBI representatives to the Issuer’s Board of Directors, one in each of the Issuer’s three existing classes of directors; provided, however, that if the three CBI directors do not represent at least 25% of the number of Issuer directors, then the Issuer shall increase the number of CBI directors to be added to the Issuer’s Board of Directors to equal to at least 25% of the number of Issuer directors. Upon the consummation of the Merger, Mr. Mark Gormley was appointed to the Issuer’s Board of Directors.

References to, and descriptions of, the Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Agreement, which is included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated November 22, 2016.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Statement are incorporated herein by reference.

On November 21, 2016, the Issuer entered into the Agreement with CBI, which contemplated the Merger. On April 1, 2017, the Merger was completed.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (C) cause Company Securities to be distributed in kind to its investors, (D) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (E) encourage (including, without limitation, through their designees on the Issuer’s Board of Directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer’s capitalization or dividend policy, or (iii) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer.

The information set for in Items 3, 4 and 6 of this Statement and the cover pages of this Statement is incorporated herein by reference.

(a) and (b).             The responses set forth on rows 7 through 13 of the covers pages of this Statement are incorporated herein by reference.

(c)            Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Common Stock during the past 60 days.

(d)            The members of LEP Carlile do not have rights to, but may receive dividends from, or the proceeds from the sales of, the shares of Common Stock owned by LEP Carlile.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 between such persons and any other person with respect to any Company Securities.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of April 11, 2017, by and among the Reporting Persons.

Exhibit B
Agreement and Plan of Reorganization by and between Independent Bank Group, Inc. and Carlisle Bancshares, Inc., dated November 21, 2016 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated November 22, 2016).

SIGNATURE

LEP CARLILE HOLDINGS, LLC

By:	/s/ Joseph B. Rotberg	4/11/2017
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

LEE EQUITY PARTNERS REALIZATION FUND, L.P.
By: Lee Equity Partners Realization Fund GP, LLC, its general partner

By:	/s/ Joseph B. Rotberg	4/11/2017
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

LEE EQUITY STRATEGIC PARTNERS REALIZATION FUND, L.P.
By: Lee Equity Partners Realization Fund GP, LLC, its general partner

By:	/s/ Joseph B. Rotberg	4/11/2017
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

THOMAS H. LEE

By	/s/ Joseph B. Rotberg	4/11/2017
Attorney-in-Fact		Date

LEP CARLILE CO-INVESTOR GROUP I, LLC

By:	/s/ Joseph B. Rotberg	4/11/2017
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of April 11, 2017, by and among the Reporting Persons.

Exhibit B
Agreement and Plan of Reorganization by and between Independent Bank Group, Inc. and Carlisle Bancshares, Inc., dated November 21, 2016 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated November 22, 2016).